November 27, 2019

Neil E. de Crescenzo
President and Chief Executive Officer
Change Healthcare Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214

       Re: Change Healthcare Inc.
           Draft Registration Statement on Form S-4
           Submitted October 31, 2019
           CIK No. 0001756497

Dear Mr. de Crescenzo:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4 Furnished October 31, 2019

Questions and Answers about the Exchange Offer and the Transactions, page 7

1. Please confirm supplementally that the exchange offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).
Summary
Board of Directors and Management of Change Following the Transactions, page 39

2. Please identify the members of the Board who are deemed Blackstone Directors under the
      Stockholders Agreement. Discuss the terms of the agreement which allow Blackstone to have majority representation on the Board.
 Neil E. de Crescenzo
Change Healthcare Inc.
November 27, 2019
Page 2
The Transactions
Background of the Transactions, page 283

3. Please revise to clarify if and when the parties discussed alternatives to the Reverse
         Morris Trust structure for a Qualified McKesson Exit.
Ownership of Change Healthcare Inc. Common Stock, page 339

4. Please disclose the number of holders of Change Healthcare Inc. common stock as of the latest practicable date, if available.
PF2 SpinCo
Notes to the Consolidated Financial Statements
1. Basis of Presentation, page F-10

5. Please confirm that the statements of operations on pages F-5 and F-22 reflect all expenses incurred by McKesson's interest in the Joint Venture and PF2 SpinCo LLC on behalf of PF2 SpinCo. Please tell us how you considered disclosure of the allocation methods used pursuant to SAB Topic 1.B.1 Questions 1 and 2 as well as compliance with
         Questions 3 and 4.
3. Equity Method Investment in the Joint Venture, page F-14

6. Please provide a reconciliation between PF2 SpinCo's equity earnings and charges to the joint venture results of Change Healthcare LLC as shown in the joint venture's income statements for both the comparative annual periods ended March 31, 2019 and the interim periods ended June 30, 2019. Similarly, please also provide this reconciling information for Change Healthcare, Inc. loss from equity method investment in the joint venture for the same periods.
Change Healthcare LLC
Notes to the Consolidated Financial Statements
3. Revenue Recognition, page F-129

7. Please revise to disclose each performance obligation by revenue type as presented in your disaggregated revenue table in the segment footnote on page F-138. Further, please consider quantifying the amount of revenue from each performance obligation by revenue type distinguishing between over-time and point-in-time revenue recognition. Finally, please tell us what consideration you gave to separately presenting revenue and cost of revenue by tangible product and services on the face of your income statement, and revise
FirstName LastNameNeil E. de guidance in Rule 5-03(b)(1) and (2) of Regulation S-X.
       as appropriate. Refer to Crescenzo
Comapany NameChangedisclose how your estimation of contingent fee services as
8.   Please tell us and Healthcare Inc.
November 27, 2019 Page 2 complies with the estimation methods noted in ASC 606-10-32-8.
     variable consideration
FirstName LastName
 Neil E. de Crescenzo
FirstName LastNameNeil E. de Crescenzo
Change Healthcare Inc.
November NameChange Healthcare Inc.
Comapany 27, 2019
Page 3
November 27, 2019 Page 3
FirstName LastName
9. For your arrangements with multiple performance obligations, please further clarify what "other approaches" you might use to determine the standalone selling price. Please also quantify how much revenue is attributable to each of your methods listed, including these other approaches. Please refer to any supporting accounting guidance, as appropriate, in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig
Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Joshua Bonnie